                                                                                                                                                                                                                                                                                                                                                                                                                    Exhibit 99.1

February 19, 2010

Apco Oil & Gas International Inc.
P. O. Box 2400 MD 26-4
Tulsa, Oklahoma 74102

Attn:           Mr. Thomas Bueno
    President and COO

Re: Total Estimated Reserves and Non Escalated
Future Net Revenue Remaining as of December 31, 2009
Neuquén, Rio Negro and Tierra Del Fuego Provinces, Argentina

Dear Mr. Bueno:

At your request the firm of Ralph E. Davis Associates, Inc. of Houston, Texas (Davis) has audited certain estimates of oil and natural gas reserves as prepared by Apco Oil & Gas International Inc. (Apco).  Davis has reviewed and certifies the estimates and in our opinion the reserves meet the criteria for proved reserve volumes in keeping with the directives of the Securities Exchange Commission as detailed later in this report.

The reserves are attributable to an interest ownership position held by Apco in properties that are located within the Neuquén, Rio Negro and Tierra Del Fuego Provinces of Argentina and include six concession areas. The areas in the Rio Negro Province are the Agua Amarga Concession and parts of the Entre Lomas Concession.  The areas in the Neuquen Province are the Bajada del Palo Concession and parts of the Entre Lomas Concession. The areas in the Tierra Del Fuego Province are the Angostura Concession, the Las Violetas Concession and the Rio Cullen Concession. This report presents the proved developed producing, non-producing and undeveloped reserves remaining to be produced as of December 31, 2009.

Davis has reviewed 100% of Apco’s proved developed and undeveloped properties located in above mentioned concession areas within Argentina. It is our understanding that these properties represent approximately ninety-three percent, of Apco’s oil and gas assets that may be classified as proved as per the Securities Exchange Commission directives.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10   Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.  A summation of these definitions is included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of December 31, 2009, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report.  The present value is presented for your information and should not be construed as an estimate of the fair market value.

The results of our study may be summarized as follows:

Non Escalated  Pricing Scenario
Estimated Reserves and Future Net Income
Net to Apco Oil & Gas International Inc.
As of December 31, 2009

Estimated Net Reserves Estimated Future Net Income ($1000)
Reserve Category	Oil MBbls	NGL MBbls	Gas MMCF	Undiscounted	Discounted@ 10%

TOTAL PROVED PROVED RESERVES
Producing	13,898.09	1,016.57	46,786.18	495,589.92	345,955.69

Behind Pipe	234.42	19.96	1,186.34	7,654.54	4,963.56

Shut-In	213.38	266.34	8,096.91	16,999.90	10,701.56

Undeveloped	9,061.52	547.69	31,031.60	179,054.34	77,061.50

Plant Liquids	0.00	190.95	0.00	3,704.00	2,695.55

Concession Expenses	0.00	0.00	0.00	-109,987.42	-74,921.10

Concession Investment	0.00	0.00	0.00	-13,492.06	-11,916.38

TOTAL PROVED	23,407.40	2,041.51	87,101.03	579,523.20	354,540.39

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil.  Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the area wherein the gas reserves are located.

A summary presentation for the proved reserves by specific reserve category is included in the tables following this letter, along with summary onelines.

DISCUSSION:

The scope of this study was to review Apco’s estimates of the proved reserves attributable to the interests of Apco in the subject concessions.  Apco’s combined direct and equity ownership position in the Neuquén Basin concessions of Agua Amarga, Bajada del Palo and Entre Lomas is 52.79% and remains constant throughout the life of the properties.  Apco’s ownership position in the Austral Basin concessions of Angostura, Las Violetas and Rio Cullen is 25.72% and remains constant throughout the life of the properties.  The quantities presented herein are estimated reserves of oil, natural gas and LPG plant products that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty.

DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by Apco.  Records as they pertain to factual matters such as the term of the concession, acreage controlled,  physical limitations if any to the production and sale of products, programs for ongoing capital improvements and expansions, planned workovers of existing wells and even the abandonment of certain wells, were accepted as presented.  Well logs, the number and depths of wells, reservoir pressure and/or production history were all provided by Apco to be utilized in the analysis of the properties.

Operating cost data were provided by Apco and utilized to estimate the direct cost of operation for each property or producing area.  Costs are assigned to both individual producing oil and gas wells as well as the units of production, i.e., oil, gas and plant NGL products.  Development costs for new wells to be drilled, wells to be worked over to return intervals to production, costs to convert producing wells to water injection for use in secondary recovery, and anticipated costs to abandon wells were all provided by Apco and are reported to be based upon recent field activity.

No physical inspection of the properties was made nor any well tests conducted.

RESERVE ESTIMATES

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations.  In addition to individual well production history, well test information when available was utilized in the evaluation.  Geologic and seismic data were reviewed with Apco personnel to establish reasonableness to the interpretations and a consistent basis for the volumetric estimates of hydrocarbons originally in place in each of the respective field areas.

Estimates of reserves to be recovered from undrilled locations are based upon the ultimate reserve potential of existing Apco wells with consideration to recently completed wells, and their production histories as possible indication of potential drainage or changing structural position.  The ultimate recoverable reserve potential of the various reservoirs was compared to the volumetric estimate of original hydrocarbons in place and the anticipated recovery efficiency.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data.  Reserve volumes presented in this report are based upon the available data and are calculated using acceptable methods and procedures and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates.  The various methods and procedures used in the evaluation of the subject properties are considered appropriate for an audit of the subject properties.

PRODUCING RATES

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein.  Scheduled dates of future well completions may vary from that provided by Apco due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

PRICING and COST PROVISIONS

Prices utilized in the evaluation results presented in the letter portion of this report and summarized in the various tables included in this evaluation were furnished by Apco.  Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, measuring or the removal of liquids, the liquid yield from gas processed, etc., were accepted as presented.

The unit price used throughout this report for crude oil, natural gas liquids and natural gas is based upon the appropriate price in effect the first trading of each month during calendar 2009, and averaged for the year.

Neuquén Basin Concessions:

The average oil price as of the effective date varied for each concession area within the Neuquen Basin.  Each price was then adjusted to allow for a historical shrinkage of 0.956.  The base price and resultant price per barrel of oil for each concession after the above adjustment is as follows:

Agua Armarga Concession:                                                      Base Price: $43.62;                                Adjusted Price: $43.20

Bajada del Palo Concession:                                                      Base Price: $43.66;                                Adjusted Price: $43.24

Entre Lomas Concession:                                           Base Price: $44.00;                                Adjusted Price: $43.58

Natural Gas Liquids are sold to both the domestic and export market and a single price represents the sale of NGL’s from the Neuquen Basin properties.  The average price for 2009 was $244.21 per metric ton that equates to $20.81 per barrel of NGL.

The average gas price as of the effective date varied for each concession area within the Neuquen Basin.  Each price was then adjusted to allow for the use of those volumes of gas consumed as fuel within each concession, as well as a commission that is paid for the facilitation of the actual sales.  The base price and resultant price per MCF of gas for each concession after the above adjustments is as follows:

Agua Armarga Concession:                                                      Base Price: $1.62;                                Adjusted Price: $1.349

Bajada del Palo Concession:                                                      Base Price: $2.00;                                Adjusted Price: $1.034

Entre Lomas Concession:                                                           Base Price: $1.62;                                Adjusted Price: $0.883

The product prices for oil, gas and plant liquid products gas were held constant throughout the producing life of the properties.  Prices for all reserves scheduled for initial production at some future date were estimated using this same price.

Operating costs have been designated as direct well operating expenses in cost per well per month, and are dependent upon the number of oil or gas wells actively in production.   Additional unit costs per barrel of oil, plant products and total fluid produced, as well as per mcf of gas produced, are also included and are based upon Apco’s historical cost of operations.

Certain fixed costs are expensed and the expansion and improvement of various facilities are capitalized along with specific investments.  All operating costs were held constant through the producing life of the properties.

Austral Basin Concessions: Angostura, Las Violetas and Rio Cullen Concessions

The average price for oil and/or condensate as of the effective date was $39.70 per barrel or $48.04 per barrel with the Value Added tax (VAT) premium associated with the tax free zone included.  This price applies to all oil and/or condensate volumes sold.

The average price in effect for NGL was $228.85 per metric ton that equates to $19.50 per barrel, prior to the addition of the Value Added Tax (VAT).  The price is $23.60 per barrel after the VAT premium associated with the tax free zone included.

Natural gas produced from the Austral Basin concession remains limited by the availability to deliver gas across the Straights of Magellan.  A second pipeline crossing is under construction to increase volumes for sale to the continent.  Neither the prices used for the sale of natural gas in this review nor those volumes forecast to be produced take into account any potential increase due to additional pipeline capacity, rather, both prices in effect as of the effective date and current volumes of production were used in this review.

The following represents the weighted average gas price to all customers, whether consumed on the Island of Tierra del Fuego or sold for consumption in continental Argentina.  Adjustments are made for the caloric content of the gas, the volumes of gas consumed in the production operations and the Value Added Tax premium associated with the tax free zone that is included.

The average price utilized in the report for the sale of gas in 2010 is $1.8937 per MCF including VAT and adjustments for the heating value of the gas. This price also takes into consideration a downward adjustment for the percentage of gas consumed in operations. Over the next two years the price has been increased to reflect existing sale arrangements in both Tierra del Fuego and continental Argentina, resulting in an adjusted price of $1.9210 for 2011 and $2.0305 for 2012.  This 2012 sales price is then held constant throughout the remaining term of the concessions.

The product prices for oil, gas and plant liquid products were held constant throughout the producing life of the properties.  Prices for all proved reserves scheduled for initial production at some future date were estimated using this same price.

Operating costs have been designated as direct well operating expenses in cost per well per month, and are dependent upon the number of oil or gas wells actively in production.   Additional unit costs per barrel of oil, plant products and total fluid produced, as well as per mcf of gas produced, are also included and are based upon Apco’s historical cost of operations.

Certain fixed costs are expensed and the expansion and improvement of various facilities are capitalized along with specific investments.  All operating costs were held constant through the producing life of the properties.

FUTURE NET INCOME

Future net income is based upon gross income from future production, less direct operating expenses and taxes, e.g. provincial production, export or others.  Estimated future capital for development, workover and abandonment costs was also deducted from gross income at the time it will be expended.  No allowance was made for depletion, depreciation, federal income taxes or general administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties as detailed previously.  Lease operating expenses were held flat throughout the producing life of the properties.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent.  In this report the future net income is discounted at a primary rate of ten (10.0) percent per annum compounded monthly.

GENERAL

Apco Oil & Gas International Inc. has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this evaluation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

Agua Amarga Concession

The current term of the Agua Amarga concession is scheduled to expire on October 28, 2034.  All reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

Bajada del Palo Concession

The current term of the Bajada del Palo concession is scheduled to expire on September 5, 2025.  Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

Entre Lomas Concession

The Entre Lomas concession is located in two adjoining provinces of Argentina, Neuquén and Rio Negro.  The term of the Neuquén province area was extended during 2009 and presently has an exploration date of January 16, 2026.  The properties in the Rio Negro area still have an exploration term of January 16, 2016 and are under negotiation for a ten year extension, but it has not yet been approved.

In general terms, proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by the expiration date of the properties in each province.

Angostura, Las Violetas and Rio Cullen Concessions

The current development terms of the three concessions in Tierra del Fuego are all scheduled to expire on August 31, 2015.  Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Apco Oil & Gas International Inc. or the properties reported herein.  The employment and compensation to make this study are not contingent on our estimate of reserves.

We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.

Very truly yours,
RALPH E. DAVIS ASSOCIATES, INC.

Allen C. Barron, P. E.
President